UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐ Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CRYO-CELL INTERNATIONAL, INC.

(Name of the Registrant as Specified In Its Charter)

KI YONG CHOI

GARY WEINHOUSE

MICHAEL W. CHO

WARREN HOEFFLER

MICHAEL D. COFFEE

AJAY BADLANI

(Name(s) of Person(s) Filing Proxy Statement, if other than the Registrant)

 Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which transaction applies: N/A
	(2)	Aggregate number of securities to which transaction applies: N/A
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
N/A
	(4)	Proposed maximum aggregate value of transaction: N/A
	(5)	Total fee paid: N/A

☐	Fee paid previously with preliminary materials.

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: N/A
(2)	Form. Schedule or Registration Statement No.: N/A
(3)	Filing Party: N/A
(4)	Date Filed: N/A

Preliminary Copies

KI YONG CHOI

c/o Cathedral Hill Associates, Inc.

14299 Firestone Boulevard

La Mirada, California 90638

June [____], 2012

Dear Fellow Stockholder:

I am the owner of record of 42,600 shares of the common stock of Cryo-Cell International, Inc. and the beneficial owner of an additional 2,143,968 shares of Cryo-Cell’s common stock. This represents approximately 18.4% of the outstanding shares of Cryo-Cell’s common stock. For the reasons set forth in the attached Proxy Statement, I believe that Cryo-Cell’s current board of directors should be replaced. I am therefore seeking your support at the annual meeting of stockholders, including any adjournments or postponements of it, and any meeting that may be called in lieu of it, scheduled to be held at [_____________________________], on [_________], 2012 at [______] a.m./p.m. local time, for the following proposals:

•	to elect six directors, Ki Yong Choi, Gary Weinhouse, Michael W. Cho, Warren Hoeffler, Michael D. Coffee and Ajay Badlani, to Cryo-Cell’s Board of Directors to hold office until the 2013 annual meeting or until their respective successors are duly elected and qualified;

•	to ratify the appointment of Grant Thornton LLP to serve as Cryo-Cell’s independent public accountants for the fiscal year ending November 30, 2012;

•	to vote against approval of the Cryo-Cell 2012 Equity Incentive Plan; and

•	to consider such other business as may properly come before the annual meeting.

I urge you to consider carefully the information contained in the attached Proxy Statement and then support these efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about June [____], 2012.

You may have received, or may receive in the future, a separate proxy solicitation from Cryo-Cell. For all of the reasons discussed in the materials included with this letter, I strongly urge you to REJECT Cryo-Cell’s solicitation and NOT sign any WHITE proxy card that the Company sends to you.

If you have already returned a proxy card, you have every right to change your vote by signing and returning a later-dated GOLD proxy card.

It is important that your shares of Cryo-Cell common stock be represented and voted at the annual meeting. Accordingly, even if you plan to attend the annual meeting in person, please cause your shares to be voted by signing, dating and mailing the enclosed GOLD proxy card. If you have any questions or require any assistance with your vote, please contact Alliance Advisors, LLC, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

/s/ Ki Yong Choi

 Ki Yong Choi

Preliminary Copies

If you have any questions, require assistance in voting your GOLD proxy card, need additional copies of these proxy materials or directions to attend the annual meeting, please call Alliance Advisors, LLC at the phone numbers listed below.

Alliance Advisors, LLC 200 Broadacres Drive, Third Floor Bloomfield, New Jersey 07003 Banks and brokers call collect: (973) 873-7700 All others call toll free: (877) 777-2338

Preliminary Copies

ANNUAL MEETING OF STOCKHOLDERS

OF

CRYO-CELL INTERNATIONAL, INC.

PROXY STATEMENT

OF

KI YONG CHOI

AND HIS NOMINEES

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY.

Ki Yong Choi is the record holder of 42,600 shares of common stock, par value $0.01 per share, of Cryo-Cell International, Inc., a Delaware corporation (the “Company”), and the beneficial holder of an additional 2,143,968 shares of the Company’s common stock, representing a total of 2,185,458 shares or approximately 18.4% of the Company’s outstanding shares of common stock. Mr. Choi is writing to you in connection with the election of six director nominees (the “Nominees”) to the Company’s Board of Directors at the annual meeting of stockholders scheduled to be held at [__________________], [_______] a.m./p.m. local time, on [________], 2012, including any adjournments or postponements of it and any meeting which may be called in lieu of it (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about June [_____], 2012. This Proxy Statement and the enclosed GOLD proxy card are being furnished to the Company’s stockholders by Mr. Choi and the other participants in this solicitation (collectively, the “Participants”) identified in the section entitled “Participants in the Solicitation,” in connection with the solicitation of proxies from the Company’s stockholders for the following purposes:

•	to elect six directors, Ki Yong Choi, Gary Weinhouse, Michael W. Cho, Warren Hoeffler, Michael D. Coffee and Ajay Badlani, to the Company’s Board of Directors to hold office until the 2013 annual meeting or until their respective successors are duly elected and qualified;

•	to ratify the appointment of Grant Thornton LLP to serve as the Company’s independent public accountants for the fiscal year ending November 30, 2012;

•	to vote against approval of the Company’s 2012 Equity Incentive Plan; and

•	to consider such other business as may properly come before the annual meeting.

The Company’s current board of directors (the “Current Board”) has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as the close of business on June 18, 2012 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, as of the close of business on the Record Date there were [________________] shares of common stock outstanding, each share of common stock being entitled to one vote on all matters presented at the Annual Meeting. The principal executive offices of the Company are located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677 and the telephone number is (813) 749-2100. The Participants in this solicitation beneficially own an aggregate of 2,199,624 shares of common stock, representing approximately [______]% of the outstanding shares of common stock as of the Record Date. Mr. Choi intends to vote his shares, and the other Participants in this solicitation have advised him that they intend to vote their shares, (i) to elect the Nominees, (ii) to ratify the appointment of Grant Thornton LLP as described herein, (iii) against approval of the Company’s 2012 Equity Incentive Plan and (iv) in the discretion of the proxies named in the enclosed GOLD proxy card on the consideration of such other business not known a reasonable time prior to the Annual Meeting as may properly come before the Annual Meeting.

1

Mr. Choi requests that stockholders sign, date and mail promptly the enclosed GOLD proxy card in the postage-paid envelope provided. He urges you not to sign any WHITE proxy card or other proxy card sent to you by the Company. If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later-dated GOLD proxy card in the enclosed envelope. If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that institution can vote your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card as soon as possible. Any proxy executed by a holder of common stock may be revoked at any time prior to its exercise by filing a written notice of revocation with the Secretary of the Company or by submitting a duly executed later-dated proxy or by attending the Annual Meeting and voting in person.

Mr. Choi has retained Alliance Advisors, LLC to assist him in communicating with stockholders in connection with the proxy solicitation and to assist in his efforts to obtain proxies. If you have any questions about how to complete or submit your GOLD proxy card or any other questions, Alliance Advisors, LLC will be pleased to assist you.

This solicitation is being made by KI YONG CHOI and not on behalf of the Current Board or management. Neither Mr. CHOI nor ANY OF the other participants in this solicitation is aware of any other matters to be brought before the Annual Meeting. Should other matters not known a reasonable time prior to the annual meeting be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will exercise their discretion to vote on such matters. Mr. CHOI and the other participants in this solicitation urge you to sign, date and return the GOLD proxy card in favor of the election of their Nominees. If you have already sent a proxy card furnished by the Company, you may revoke that proxy and vote for the election of Mr. CHOI’s Nominees by signing, dating and returning the enclosed GOLD proxy card. The latest-dated proxy is the only one that counts. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later-dated proxy for the Annual Meeting to Mr. CHOI, c/o alliance advisors, LLC who is assisting in this solicitation, or to the secretary of the Company, or by voting in person at the Annual Meeting.

IMPORTANT

Your vote is important, no matter how many or how few shares you own. Mr. Choi urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of his Nominees.

•	If your shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Ki Yong Choi, c/o Alliance Advisors, LLC, in the enclosed envelope today.

•	If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative on how to vote. Your broker cannot vote your shares on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to provide voting instructions either through (i) a toll-free telephone number or (ii) the Internet. Please refer to the voting form for instructions on how to provide voting instructions electronically. You may also provide voting instructions by signing, dating and returning the enclosed voting form.

Because only your latest-dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Company. Remember, you can vote for Mr. Choi’s Nominees only on the GOLD proxy card, so please make certain that the latest-dated proxy card you return is the GOLD proxy card.

2

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Alliance Advisors, LLC at the phone numbers listed below.

Alliance Advisors, LLC
200 Broadacres Drive, Third Floor
Bloomfield, New Jersey 07003

Banks and brokers call collect: (973) 873-7700

All others call toll free: (877) 777-2338

BACKGROUND AND REASONS FOR MR. CHOI’s SOLICITATION

Between May 2005 and July 2007, Mr. Choi, an entrepreneur and an investor with a keen interest in biomedical sciences, purchased 1,557,069 shares of the Company’s common stock at a cost of approximately $3.98 million. Following his investment in July 2007, Mr. Choi engaged in discussions with the Company’s management concerning a position for himself and a nominee of his choice to the Company’s six-person Board of Directors. As a result of that negotiation, from March 2008 through August 2011, Mr. Choi served on the Company’s Board. Following his appointment to the Board, Mr. Choi became frustrated with what he perceived as a tendency by the remaining members of the Board to approve without question decisions regarding the management of the Company made by the then Chief Executive Officer. Therefore, on May 9, 2011, Mr. Choi gave notice to the Company that he intended to nominate certain individuals for election to the Board. Due to the fact that Mr. Choi’s stock was not owned of record, but was instead held in his brokerage account, the Company deemed his notice to be defective and prevented Mr. Choi from having his nominees considered for election as directors. At that meeting, a group consisting of David I. Portnoy, Mark L. Portnoy, Jonathan H. Wheeler, M.D., George Gaines, Harold D. Berger, Partner Community, Inc., uTIPu Inc., Mayim Investment Limited Partnership, Jamie H. Zidell, Deborah Portnoy, Lynne Portnoy, Gilbert Portnoy, Capital Asset Fund #1 Limited Partnership and Charles W. Northcutt, Jr. (the “Dissenters”) succeeded in challenging the Company’s nominations to the Board of Directors and in obtaining stockholder approval of the five persons nominated by the Dissenters.

Communications between the Participants and the Dissenters/Current Board

From the time the Dissenter’s took office on August 25, 2011 until May 30, 2012, there were no material discussions or other communications between the Participants and the Dissenters.

On May 30, 2012, Mr. Choi delivered notice to the Company of his nomination of the Nominees for election as directors at the Annual Meeting.

On June 6, 2012, Mr. Choi delivered a letter to the Company, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”), demanding that the Company provide to Mr. Choi, within five business days, the Company’s stockholder lists and other records related to ownership of the Company’s outstanding securities, as required by Section 220 of the DGCL.

On June 8, 2012, Mr. Choi received a letter from David Portnoy, in his capacity as Chairman and co-Chief Executive Officer of the Company, confirming that (1) the Company’s board of directors is currently comprised of six directorships and no vacancies; (2) the Company’s bylaws attached as Exhibit 3.1 to its Form 8-K filed March 10, 2008 are in effect as of the date of the letter and no action has been taken by the board to amend such bylaws; and (3) Mr. Choi’s nominations were made timely in compliance with the Company’s bylaws with respect to the advance notice requirements of business to be brought before the Annual Meeting and nominations of directors by record stockholders.

3

On June 12, 2012, counsel for Mr. Choi delivered a letter to the Company concerning the Company’s disclosure, pursuant to its Form 8-K filed June 7, 2012, that the Company’s board of directors has increased the number of shares of Company common stock that management is authorized to repurchase from one million to three million shares (the “Repurchase Plan”). The letter raised issues regarding the propriety of the Repurchase Plan under Delaware law and demanded that the Company immediately cease and desist from performing any acts relating to the implementation of the Repurchase Plan and file a new 8-K announcing the withdrawal of the Repurchase Plan.

On June 14, 2012, Mr. Choi received a letter from David Portnoy, in his capacity as Chairman and Co-Chief Executive Officer of the Company, suggesting that he and Mr. Choi speak in the near future. The letter also stated, “We would like to reach an accommodation by offering you two board seats to avoid the disruption and cost that a proxy contest will involve.”

On June 14, 2012, counsel for Mr. Choi delivered a letter to the Company advising the Company that because it had failed to respond to Mr. Choi’s demand for the Company stockholder lists within five business days, that the Company is in violation of DGCL Section 220, and that Mr. Choi is prepared to file suit in the Delaware Chancery Court to compel the Company’s cooperation.

On June 15, 2012, counsel for Mr. Choi received a letter from counsel for the Company asserting the propriety of the Repurchase Plan under Delaware law and that the Dissenters had disclosed in their proxy materials filed August 17, 2011 that a repurchase plan would be “foremost” among the initiatives the board would take if elected. The letter also asserted that since the Company’s announcement of the Repurchase Plan, the Company had not repurchased any shares and that any repurchase from the date of the letter forward would not be settled prior to the Record Date and therefore would not affect the base of stockholders entitled to vote at the Annual Meeting.

On June 15, 2012, counsel for Mr. Choi received a letter from counsel for the Company indicating that the Company had received Mr. Choi’s June 6, 2012 letter seeking stockholder list information pursuant to Delaware General Corporation Law § 220. Counsel for the Company indicated that the Company would provide the list of record holders as of the record date, but would not provide a list of non-objecting beneficial owners since the Company did not intend to obtain such a list.

Unfulfilled Goals of the Current Board

The Dissenter’s 2011 proxy statement promised to seek to eliminate any and all unnecessary costs expended by the Company, reduce executive cash compensation, increase revenues, and to work diligently and intelligently to increase the value of all stockholders’ investments in the Company. In Mr. Choi’s opinion, as indicated below, the Dissenter’s have failed to achieve these stated goals.

Did not Eliminate any and all Unnecessary Costs. Costs and expenses have increased by approximately 12.4% for the quarter ended February 29, 2012 as compared to the quarter ended February 28, 2011.

Did not Reduce Executive Cash Compensation. The Company now has “co-Chief Executive Officers”, Mr. David Portnoy and his brother, Mr. Mark Portnoy. Pursuant to their employment agreements, David Portnoy’s cash compensation is $225,000 and Mark Portnoy’s cash compensation is $200,000. In the 2010 fiscal year Mercedes Walton, the Company’s prior Chief Executive Officer, was paid cash compensation of $371,108 and in the 2009 fiscal year her cash compensation was $348,100. The combined salaries paid to Messrs. Portnoy exceed these amounts by over $50,000, not including the expenses associated with providing benefits to two executives rather than one. Furthermore, according to David Portnoy’s employment agreement, the Company is required to pay “reasonable commuting expenses” so that he can commute between his home in Miami, Florida and the Company’s headquarters in Tampa, Florida while Mark Portnoy’s employment agreement requires the Company to pay relocation expenses so that he can relocate his primary residence to Tampa, Florida.

Declining Revenues rather than an Increase. Since the Dissenters took office on August 25, 2011, revenues have declined. Specifically, during the quarter ended February 29, 2012, revenues declined 6.6% as compared to the quarter ended February 28, 2011 and declined approximately 5.8% as compared to the final quarter of the last fiscal year ended November 30, 2011. Moreover, revenues for the quarter ended February 29, 2012 were even 5.2% lower than the revenues for the quarter ended August 31, 2011, which was the lowest revenue quarter that the Company had over the four quarters preceding the quarter ended February 29, 2011.

4

Stagnant Value of Stockholders’ Investments in the Company rather than an Increase. The Company’s common stock has experienced significant volatility since August 25, 2011. Nevertheless, for any stockholder who has held shares since that date, the value of those shares has stagnated overall. Specifically, on August 25, 2011, the date of the last annual meeting when the Dissenters took office, the last trade of the Company’s common stock was at $2.35. On June 12, 2012, the last trade of the Company’s common stock was at $2.35. By that measure, the Dissenters have not increased stockholder value.

Poor Use of Cash Reserves. On August 31, 2011 the Company had a total of $6,875,490 in cash and marketable securities, but on February 29, 2012 that number had decreased to $4,320,073, a decrease of $2,555,417. Other than its accounts receivable and its cash, the Company does not have other significant assets. If the Company continues using cash at the rate disclosed in its Quarterly Report on Form 10-Q for the quarter ended February 29, 2012, it could conceivably deplete its cash resources by the end of the fiscal year. Furthermore, on June 7, 2012, the Company disclosed in a Current Report on Form 8-K that the Current Board had increased the number of shares of the Company’s outstanding common stock that management is authorized to repurchase from 1 million to 3 million. Mr. Choi believes that embarking on this program could use up all of the Company’s cash. The Current Board also approved a payment of $528,000 to the Portnoy Group as reimbursement for legal fees and expenses related to an action filed by David Portnoy to force a special election in which the Portnoys ultimately lost their proxy campaign in 2007 and for the proxy contest waged in 2011. The payment made to the Portnoy Group as reimbursement for legal fees and expenses related to the action filed by David Portnoy in connection with his failed proxy contest were paid to him, even though the Delaware Chancery Court specifically denied Mr. Portnoy’s request for reimbursement. (See Portnoy v. Cryo-Cell International, Inc. decided by the Delaware Court of Chancery on January 15, 2008.) Mr. Choi believes that, for a small company like Cryo-Cell, cash reserves are critical to operations and growth. Mr. Choi believes that the Dissenters’ historical use of the Company’s cash, and its authorization to triple the size of the stock repurchase program, is short-sighted and shows a lack of good judgment.

Mr. Choi believes that the Company has incurred unnecessary expenses in being required to pay salaries and benefits for two Chief Executive Officers instead of one and as a result of the Board’s practice of granting stock options and other incentives that are not performance based. If elected, the Nominees intend to immediately begin recruiting one Chief Executive Officer who is qualified and has experience relevant to the position. The Nominees intend to engage a recruiting search firm to identify qualified candidates. Until a suitable Chief Executive Officer is found, the Nominees intend to appoint Dr. Warren Hoeffler, one of the Nominees, as the interim Chief Executive Officer. Dr. Hoeffler is the founder and Chief Executive Officer of Xgene Corporation, a life sciences consulting firm. The Nominees also want to improve the core business of cell storage by seeking to license currently available stem cell and cell freezing technologies in an effort to expand the Company’s product line and, potentially, its revenue. The Nominees, if elected, also intend to stop the practice of granting stock options and other incentives that are not performance based.

Continuing Deficiencies in Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended February 29, 2012 that the Company’s disclosure controls and procedures and internal control over financial reporting remain ineffective. Mr. Choi believes that these persistent deficiencies in the Company’s disclosure controls and procedures and internal control over financial reporting have contributed to the stagnation of stockholder value.

Conclusion

For these and other reasons, Mr. Choi believes strongly that the Company needs a whole new Board that will exercise good, independent judgment to guide the Company and new executive officers who have experience in this industry.

5

During the Dissenters’ contest for control, Mr. Choi discussed a possible appointment to the Company’s Board of Directors in exchange for his agreement to vote his shares in favor of the Dissenters. No agreement with the Dissenters was reached and Mr. Choi did not vote for the Dissenters. In the period following the 2011 Annual Meeting to the present, Mr. Choi became convinced that the Dissenters’ management did not result in positive changes in the Company. He reached the conclusion that, in order to effect substantive change and protect the significant investment he had in the Company’s stock, he would have to assemble a qualified, independent Board that includes members with relevant industry and public company experience. He believes a change in management is necessary to enhance stockholder value for all stockholders of the Company and to ensure that the Company is being run in the best interests of all stockholders. As the single largest stockholder of the Company, he believes that his interests are squarely aligned with all stockholders. He believes that an election contest is the only means for seeking to improve the overall quality of the Board through the nomination of director candidates who possess extensive industry experience, expertise in managing operations and public company governance and who are truly independent of the Company’s management.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Current Board is presently composed of six directors, all of whose terms will expire at the Annual Meeting. For the reasons stated above, Mr. Choi is seeking support at the Annual Meeting to elect the Nominees identified below. In a letter received by Mr. Choi on June 8, 2012, the Company acknowledged that Mr. Choi’s nominations were made timely in compliance with the Company’s bylaws with respect to the advance notice requirements of business to be brought before the Annual Meeting and nominations of directors by record stockholders. Under the Company’s certificate of incorporation and its bylaws, the directors elected at the Annual Meeting will serve in such capacity for a one-year term expiring at the 2013 annual meeting of stockholders or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Unless otherwise stated, each Nominee has sole voting power and sole investment power with respect to the shares of common stock beneficially owned by the Nominee, if any, and each Nominee is the beneficial owner of all shares held of record by the Nominee, if any.

6

Biographical Information of Nominees

Name and Address of Nominee	Age	Director Since
Ki Yong Choi c/o Cathedral Hill Associates, Inc. 14299 Firestone Boulevard La Mirada, California 90638	50	From March 2008 through August 2011

Gary Weinhouse, Esq. 6059 Bristol Parkway, #100 Culver City, California 90230	44	N/A

Michael W. Cho, Ph.D. c/o Iowa State University, College of Veterinary Medicine Department of Biomedical Sciences 1600 South 16th Street Ames, Iowa 50011	46	From March 2010 through August 2011

Warren Hoeffler, Ph.D. c/o Xgene Corporation 480 Gate 5 Road Sausalito, California 94965	56	N/A

Michael D. Coffee 100 Via Los Altos Tiburon, California 94920	66	N/A

Ajay Badlani 9024 Symmes Hill Court Loveland, Ohio 45140	46	N/A

The principal occupations and employment of each Nominee during the past five years are set forth below:

Ki Yong Choi served as a director of the Company from March 2008 to August 25, 2011, the date the Dissenters took control. Mr. Choi was not a nominee for reelection at the Company’s annual meeting of stockholders held on August 25, 2011, which is the reason that his term as a director ended on that date. Mr. Choi is an entrepreneur and an investor with a keen interest in biomedical sciences. He has been an owner, manager and operator of diverse businesses, including hotels (1992 to present), a television production company (1994 to 1999) and a transportation/tour company (1994 to 1997). Mr. Choi currently serves as President of Cathedral Hill Associates, Inc., a company he founded in 1992, which owns and operates full service hotels in the metropolitan areas of Seattle, Los Angeles and Dallas. Cathedral Hill Associates, Inc. is located at 14299 Firestone Boulevard, La Mirada, California. As a business owner and as an investor, Mr. Choi has a clear understanding of business planning and operations, extensive experience in business management, and a keen sense of business development. Mr. Choi brings to the Board a broad spectrum of business know-how and strategic planning experience. As the single biggest stockholder of the Company, his primary objective is to ensure that the Company realizes its maximal potential and brings the greatest possible value to all of its stockholders.

Gary D. Weinhouse, Esq. has over a decade of experience with health care organizations and a deep understanding of the health care and medical field. Since June 2010 Mr. Weinhouse has served as President of Autism Spectrum Therapies (AST), a private, for profit company which offers a wide range of programs for individuals with autism. AST has over 600 employees, 9 offices and multi-state operations. AST is located at 6059 Bristol Parkway, #100 Culver City, California. In February 2001 Mr. Weinhouse co-founded and is currently the Managing Director of W Capital Partners, LLC, a boutique consulting company focusing on interim senior management, operations improvement, turnarounds and restructurings. During 2009 and 2010, Mr. Weinhouse served as Chief Executive Officer of Liens, LLC, a private health care services firm. From August 2004 through September 2008, Mr. Weinhouse served as Chief Executive Officer of California Cryobank, Inc., one of the largest reproductive tissue banks in the world, and Family Cord, an umbilical cord blood processing and storage company. He has also served as interim Chief Operating Officer/Chief Financial Officer/Executive Vice President, Legal Affairs for Al & Ed’s Autosound, as Chief Operating Officer/Chief Financial Officer and Secretary of eteamz.com, and as Director of Operations and in house Counsel for Myo Diagnostics, Inc. (MPR Health Systems). Mr. Weinhouse graduated with high honors, Phi Beta Kappa and Magna Cum Laude, from the University of California, Los Angeles (College Honors Graduate) with a Bachelor of Arts degree in political science. He holds a Master of Business Administration (MBA) from the Anderson School of Business at UCLA, a Juris Doctorate (JD) degree from Loyola Law School, and a Financial Consulting (PFP) professional designation from UCLA. Mr. Weinhouse is a member of the California State Bar (1993), is licensed to practice in federal and California state courts, and was elected to Young Presidents’ Organization (YPO), Malibu Chapter. Mr. Weinhouse brings to the Board a broad spectrum of business know-how and significant experience in the processing and storage of cord blood.

7

Michael W. Cho, Ph.D. served as a director of the Company from March 2010 until August 25, 2011, the date the Dissenters took control. Dr. Cho was not a nominee for reelection at the Company’s annual meeting of stockholders held on August 25, 2011, which is the reason that his term as a director ended on that date. Dr. Cho joined Iowa State University’s department of biomedical sciences in September 2009 as an associate professor and associate director of their newly established Center for Advanced Host Defenses, Immunobiotics and Translational Comparative Medicine. In April 2012, he was promoted to professor and he continues to hold the Lloyd Chair in Biomedical Sciences in the College of Veterinary Medicine. Dr. Cho earned his Ph.D. at the University of Utah in Cellular, Viral and Molecular Biology with an emphasis on molecular virology of picornaviruses. He expanded his expertise in virology during postdoctoral training at the National Institutes of Health, where he began working on characterizing structure-function of the envelope glycoprotein of human immunodeficiency virus type I (HIV-1), the virus that causes AIDS. Prior to joining Iowa State University, from 2001 to 2009, Dr. Cho was an assistant professor, and then an associate professor, in the Case Western Reserve University School of Medicine, Department of Medicine. During that same period he was also adjunct assistant professor and then adjunct associate professor with the Case Western Reserve University School of Medicine, Department of Biochemistry and from 2004 through 2009 he was an adjunct assistant professor and then an adjunct associate professor in the Department of Molecular Biology and Microbiology. From 2004 to 2009 he was Director, Molecular Virology and Gene Expression Core for the Case Western Reserve University Center for AIDS Research and from 2006 to 2009 he was Co-Director, Microbial Pathogenesis Core for the Case Western Reserve University Center for AIDS Research. From 2009 to 2011 he was Associate Director and from 2011 through the present he is the Co-Director of the Center for Advanced Host Defenses, Immunobiotics and Translational Comparative Medicine for Iowa State University. As a result of his medical background and research experience, Dr. Cho brings to the Board a broad spectrum of scientific knowledge and research and development experience in the biomedical field. Dr. Cho also brings to the Board his experience in overseeing three research programs funded by NIH with a budget of nearly $14 million.

Warren Hoeffler, Ph.D. has served as President and Chief Executive Officer of Xgene Corporation, located at 480 Gate 5 Road, Sausalito, California since he founded the company in July 1998. The company focuses on technology to assemble primary cell cultures into larger tissue and organ components, and the storage of cell assemblies using their unique cryotronic freezing method. With its technology established, Xgene seeks licensing opportunities. The company’s operations were transferred to a company-sponsored laboratory at Dominican University in San Rafael California, where Dr. Hoeffler also teaches as an adjunct faculty member. Dr. Hoeffler previously joined Stanford University Medical School in the Dermatology Department in 1992 and served as assistant professor from 1995 until 1998. From 1988 to 1992 he trained as a postdoctoral fellow in the laboratory of Dr. Arthur D. Levinson at Genentech, Inc., currently a division of Hoffmann-La Roche. Dr. Hoeffler holds a Ph.D. from Washington University and an A.B. from Columbia University. He holds U.S. and European patents on technology to assemble organs from primary cell cultures, and U.S. and Japanese patents on gene expression, with other patents pending. Dr. Hoeffler brings to the Board his extensive experience in business, medicine, and biotechnology.

Michael D. Coffee is presently the Chief Business Officer for Medicinova, Inc., a publicly traded company located at 4350 La Jolla Village Dr., Suite 950, San Diego, California, a position he has held since June 2010. Medicinova, Inc. is a biopharmaceutical company that develops small molecule therapeutics for the treatment of diseases. From May 2009 to February 2010, he was Senior Vice President, Sales and Marketing, for Adamas Pharmaceuticals, Inc. From February 2005 to May 2009, Mr. Coffee was Chief Business Officer of Avigen, Inc., which was acquired by MediciNova in December 2009. Prior to joining Avigen, Mr. Coffee co-founded The Alekta Group, LLC, a consulting firm, in 2004 to provide a comprehensive range of pharmaceutical development consulting services to emerging pharmaceutical companies. From 2001 to 2004 Mr. Coffee served as President and Chief Operating Officer of Amarin Pharmaceuticals, Inc., the U.S. drug development and marketing subsidiary of Amarin Corporation PLC. Mr. Coffee also served as President and Chief Operating Officer of Elan Pharmaceuticals, North America from 1998 to 2001 and held marketing and executive management positions, including President and Chief Operating Officer, of Athena Neurosciences, Inc. between 1991 and 1998. Mr. Coffee received a B.S. degree in biology from Siena College and a Tuck Executive Program degree from Amos Tuck School of Business. Mr. Coffee brings to the Board excellent skills relating to managing life sciences businesses and developing businesses in the life sciences field.

8

Ajay Badlani has more than 20 years of overall experience with 8 years in the wealth management industry. In February 2011, Mr. Badlani became the Chief Investment Officer for a large Family office located at 6450 Sand Lake Road, Dayton, Ohio. The Family office is a single family wealth management firm. From September 2003 to December 2010, Mr. Badlani spent more than 7 years at The Citigroup Private Bank in New York where he managed the U.S. investment analytical group, which provided asset allocation and portfolio construction solutions to ultra-high net worth clients. During his tenure with Citibank, Mr. Badlani worked in all aspects of risk mitigation of multi-asset class portfolios and maintained client relationships with many of the bank’s ultra-high net worth clients. In 2008 he was given the Citi Private Bank’s Global Achievement award. Prior to joining Citibank, Mr. Badlani was Vice-President of the Investment Advisory Group for Diversified Investment Advisors, a subsidiary of the global insurance company, AEGON. Mr. Badlani is a Chartered Financial Analyst (CFA) and a member of the Association for Investment Management and Research. Mr. Badlani earned an MBA from the Johnson School of Management at Cornell University, a Master’s of Science in Chemical Engineering from the University of California at San Diego, and a Bachelor of Engineering in Chemical Engineering from the University of Roorkee in Roorkee, India. Mr. Badlani brings to the Board extensive experience in finance and investment. Mr. Badlani also has the qualifications to become a member of the Company’s Audit Committee and the attributes of an audit committee financial expert.

Share Ownership

The table below sets forth each Nominee’s beneficial ownership of the Company’s common stock as of June 18, 2012. Other than common stock, no Nominee beneficially owns any securities of the Company.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
Ki Yong Choi (1)	2,186,568	18.4%
Gary Weinhouse	—	—
Michael W. Cho	14,166	(2)
Warren Hoeffler	—	—
Michael Coffee	—	—
Ajay Badlani	—	—

(1) Mr. Choi is the owner of record of 42,600 shares of the common stock and the beneficial owner of 2,143,968 shares of common stock, which are made up of 1,910,496 shares held by Mr. Choi in a brokerage account and 233,472 shares held by Mr. Choi, along with his spouse Laura H. Choi, as co-trustees of the TR U/A DTD 7/27/01 FBO Ki Yong Choi Trust (a/k/a the Choi Family Living Trust). The address of the Choi Family Living Trust is 36 Great Circle Drive, Mill Valley, California 94941.

(2) Less than 1%.

None of the Nominees have bought or sold the Company’s securities in open market transactions during the past two years. On November 25, 2011, Mr. Choi exercised options to purchase 42,500 shares of the Company’s common stock and Dr. Cho exercised options to purchase 14,166 shares of the Company’s common stock.

Additional Information

Each of the Nominees has consented to be named in this Proxy Statement and to serve as a director of the Company, if elected. If at the time of the Annual Meeting any Nominee is unable to serve or for good cause will not serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Mr. Choi so long as, if such a substitute is selected, Mr. Choi identifies or nominates the substitute prior to the Annual Meeting, files an amended proxy statement that identifies the substitute nominee, discloses whether the substitute nominee has consented to being named in the amended proxy statement and to serve if elected and includes in the amended proxy statement the disclosure required by Items 5(b) and 7 of Schedule 14A. Mr. Choi has no reason to believe that any of the Nominees will be unable to serve as a director or will have good cause for not serving as a director, if elected. In addition, Mr. Choi reserves the right to nominate substitute persons, in the manner discussed above, if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees. The Company’s by-laws do not require any advance notice of substitute nominees.

9

The Nominees would not be barred from being considered independent under applicable NASDAQ rules and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Choi believes that if the Nominees are elected, there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Governance Committee. He further believes that Mr. Badlani qualifies as an “audit committee financial expert” as defined by the SEC rules.

Other than as described in this Proxy Statement, as of June 18, 2012, none of the six Nominees for director named in this Proxy Statement nor any other Participants in this solicitation nor any other person who may solicit proxies on their behalf:

•	has purchased or sold any class of securities of the Company within the past two years;

•	has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

•	is a party to an arrangement or understanding pursuant to which he is proposed to be elected or has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Annual Meeting, aside from the election to serve as a director of the Company;

•	has borrowed funds for the purpose of acquiring or holding any shares of common stock purchased by such person within the past two years;

•	is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company;

•	had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or

•	has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

There are no present plans, understandings or arrangements whereby any of the Nominees for election as directors will acquire any of the Company’s operations or assets.

You are being asked to elect the Nominees. The enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Accordingly, you will not have the opportunity to vote for any of the Company’s nominees if you return the GOLD proxy card that we provide to you. You can only vote for the Company’s nominees by executing a proxy card provided by the Company. The persons named as proxies in the accompanying GOLD proxy card intend to vote “FOR” the Nominees identified above unless specifically instructed to the contrary by the person executing the proxy card.

You are urged to vote FOR the election of the Nominees named above as directors of the Company by completing, signing, dating and mailing promptly the enclosed GOLD proxy card in the postage-paid envelope provided.

10

PROPOSAL NO. 2

THE COMPANY’S PROPOSAL TO RATIFY

THE APPOINTMENT OF INDEPENDENT

PUBLIC ACCOUNTANTS

The Company is asking its stockholders to ratify the appointment of Grant Thornton LLP as independent public accountants for the Company’s fiscal year ending November 30, 2012. Mr. Choi does not object to the ratification of the appointment of Grant Thornton LLP as the Company’s independent public accountants for the Company’s fiscal year ending November 30, 2012. While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for Mr. Choi’s Nominees on that proxy card, and thus we request that you use the GOLD proxy card to vote on this matter. If you return the GOLD proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the GOLD proxy card for this Proposal.

PROPOSAL NO. 3

THE COMPANY’S PROPOSAL TO APPROVE

THE 2012 EQUITY INCENTIVE PLAN

The Company is asking its stockholders to approve the 2012 Equity Incentive Plan. Mr. Choi objects to approving the Company’s 2012 Equity Incentive Plan. Mr. Choi believes that until the Company’s performance is improved, no awards should be made from the 2012 Equity Incentive Plan, especially not to members of the Current Board and current management. Mr. Choi believes that if the 2012 Equity Incentive Plan fails to be approved by the stockholders at the Annual Meeting, the future issuance of awards under such plan to members of the Current Board and current management will be much less likely. While the proposal regarding approval of the 2012 Equity Incentive Plan also appears on the proxy card you may have received from the Company, you cannot vote for Mr. Choi’s Nominees on that proxy card, and thus we request that you use the GOLD proxy card to vote on this matter. If you return the GOLD proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the GOLD proxy card against this Proposal.

VOTING INFORMATION

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote those shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date. Based on publicly available information, Mr. Choi believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the common stock. Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of Grant Thornton LLP as independent public accountants for the Company’s fiscal year ending November 30, 2012, AGAINST the approval of the 2012 Equity Incentive Plan and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the GOLD proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a GOLD proxy card representing your shares so that a GOLD proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to our proxy solicitor, Alliance Advisors, LLC, so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

11

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of stockholders holding a third of the total number of shares of the Company then issued and outstanding on the records of the Company and entitled to vote. All shares that are voted “FOR,” “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) and broker non-votes on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Election of Directors. A plurality of the total votes cast by holders of the shares entitled to vote at the Annual Meeting for the Nominees is required for the election of directors, and the six nominees who receive the most votes will be elected (assuming a quorum is present). Both a broker non-vote and a vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the quorum, but will have no other effect on the outcome of the vote on the election of directors. Stockholders do not have the right to cumulate their votes in the election of directors.

Ratification of Appointment of Grant Thornton LLP. The affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting at the Annual Meeting is required to approve the ratification of the appointment of Grant Thornton LLP (assuming a quorum is present).

Approval of the Company’s 2012 Equity Incentive Plan. The affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting at the Annual Meeting is required to approve the ratification of the Company’s 2012 Equity Incentive Plan (assuming a quorum is present).

With respect to the ratification of the appointment of Grant Thornton LLP, the approval of the Company’s 2012 Equity Incentive Plan and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome.

ABSTENTIONS AND WITHHOLDS

Abstentions and, in the case of the elections of directors, withholds will count as votes present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of Grant Thornton LLP or to approve the Company’s 2012 Equity Incentive Plan, because abstentions do not count as votes cast and the bylaws provide that any matter other than the election of directors shall be decided by a majority of votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. In addition, withholds will have no effect on the outcome of the election of directors because the bylaws provide that the election of directors shall be determined by a plurality of the total votes cast by holders of the shares entitled to vote on the election and, therefore, assuming a quorum, only affirmative votes for the Nominees will determine the outcome of the election at the Annual Meeting.

DISCRETIONARY VOTING

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the GOLD proxy card with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of directors at the Annual Meeting. In light of the contested nature of Mr. Choi’s proxy solicitation, each of the proposals to be voted upon at the Annual Meeting will be considered a “non-routine matter” and brokers do not have discretionary authority to vote your shares of common stock on “non-routine matters.” If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of directors or any of the other proposals to be voted upon and your shares will not be voted. We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a GOLD proxy card representing your shares so that a GOLD proxy card can be timely returned on your behalf.

12

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to the Annual Meeting by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Mr. Choi in care of Alliance Advisors, LLC at the address set forth in this Proxy Statement or to the Secretary of the Company at the address provided by the Company in the Company’s proxy statement. A revocation is effective if delivered to the Company. Mr. Choi requests that either the original or photocopies of all revocations be mailed to him in care of Alliance Advisors, LLC at the address set forth on the back cover of this Proxy Statement so that he will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, Alliance Advisors, LLC may use this information to contact stockholders who have revoked their proxies in order to solicit later-dated proxies for the election of the Nominees.

If you wish to vote for the election of the Nominees to the board, for the ratification of the appointment of Grant Thornton LLP or against the approval of the Company’s 2012 Equity Incentive Plan, please sign, date and return promptly the enclosed GOLD proxy card in the postage-paid envelope provided.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr. Choi and the other Participants in this solicitation. Proxies may be solicited by mail, fax, telephone, telegraph, email, other Internet media, in person and by advertisements. The expenses of preparing, printing and distributing this Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Mr Choi. Such expenses are estimated to be approximately $150,000, of which approximately $51,000 have been incurred as of June 18, 2012.

Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of common stock for whom they hold shares, and Mr. Choi will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Mr. Choi has also retained Alliance Advisors, LLC to assist it in the solicitation of proxies. Alliance Advisors, LLC will solicit proxies on behalf of Mr. Choi from individuals, brokers, bank nominees and other institutional holders in the same manner described above. Alliance Advisors, LLC will receive a fee not in excess of $28,000 for its services to Mr. Choi for the solicitation of the proxies and will be reimbursed for certain expenses. Mr. Choi has also agreed to indemnify Alliance Advisors, LLC against certain claims. Approximately 20 persons will be employed by Alliance Advisors, LLC to solicit stockholders.

Mr. Choi intends to seek, without the vote of the holders of the common stock, reimbursement from the Company, to the extent permitted by law, for expenses incurred in connection with this proxy solicitation.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the SEC, each of the Nominees is deemed to be a “participant” in Mr. Choi’s solicitation of proxies. None of the Nominees or any of their respective “associates” has any arrangement or understanding with any person with respect to future employment or future transactions with the Company. There are no arrangements between any Nominee and any other person, pursuant to which any person is to be selected as such. There is no family relationship between Nominees, except that Mr. Choi and Dr. Cho are brothers-in-law. No Nominee or other Participant has any current plans to engage in any transactions with the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP

REPORTING COMPLIANCE

To Mr. Choi’s knowledge, other than as described herein, there was no Participant, as described in this Proxy Statement, who, at any time during the fiscal year ended November 30, 2011, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Company’s securities during the most recent fiscal year. On May 20, 2011 Mr. Choi filed a Form 4 to report the receipt of stock options on July 14, 2009 and July 27, 2010. Each option grant was for the purchase of 7,500 shares of common stock. The exercise price of the stock options was $1.58 and $0.94, respectively.

13

ABSENCE OF APPRAISAL RIGHTS

Under the Delaware General Corporation Law, you do not have appraisal rights in connection with our solicitation of proxies.

ADDITIONAL INFORMATION

AND OTHER MATTERS

Internet Availability of Proxy Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE STOCKHOLDER MEETING TO BE HELD ON [_________], 2012

This Proxy Statement and a form of the accompanying GOLD proxy card are also available on the Internet at www.allianceadvisorsllc.com.

INFORMATION FROM THE COMPANY’S PROXY

The Participants have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s proxy statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management, certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities, information concerning executive compensation and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the Annual Meeting and for consideration for inclusion in the proxy materials for that meeting. Please refer to the Company’s proxy statement for such information. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Accordingly, our ability to confirm the reliability of such information is limited.

OTHER MATTERS

Other than those matters discussed above, Mr. Choi is unaware of any other matters to be considered at the Annual Meeting. However, should other matters not known a reasonable time before the Annual Meeting be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will exercise their discretion to vote on such matters. Mr. Choi represents that he will deliver, or cause to be delivered, this Proxy Statement and form of proxy to holders of at least the percentage of the Company’s voting power of all the shares of capital stock required under applicable law to elect the Nominees to the Board of Directors.

IMPORTANT

•	Be sure to vote on the GOLD proxy card. We urge you not to sign any proxy card that is sent to you by the Company.

•	If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy “FOR” Mr. Choi’s nominees.

If you have any questions, require assistance in voting your GOLD proxy card, need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Alliance Advisors, LLC at the phone numbers listed below.

14

Alliance Advisors, LLC 200 Broadacres Drive, Third Floor Bloomfield, New Jersey 07003 Banks and brokers call collect: (973) 873-7700 All others call toll free: (877) 777-2338

Please complete, sign, date and mail the enclosed GOLD proxy card promptly in the enclosed envelope. No postage is required if mailed within the united states. By completing, signing, dating and returning the enclosed GOLD proxy card, any proxy previously given by you will be automatically revoked. Only the latest-dated proxy will count at the annual meeting.

June [___], 2012

15

Alliance Advisors, LLC 200 Broadacres Drive, Third Floor Bloomfield, New Jersey 07003 Banks and brokers call collect: (973) 873-7700 All others call toll free: (877) 777-2338

PRELIMINARY COPIES SUBJECT TO COMPLETION PLEASE DETACH PROXY CARD HERE	▼

GOLD PROXY CARD

CRYO-CELL INTERNATIONAL, INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF

OF

KI YONG CHOI

PROXY

Ki Yong Choi is the owner of record of 42,600 shares of the common stock of Cryo-Cell International, Inc. (the “Company”) and the beneficial owner of an additional 2,143,968 shares of the Company’s common stock, representing approximately 18.4% of the Company’s outstanding common stock.

The undersigned acknowledges receipt of Mr. Choi’s proxy materials and hereby appoints Ki Yong Choi and Gary Weinhouse as attorneys and agents, with full power of substitution, to vote all shares of the Company’s common stock which the undersigned would be entitled to vote if personally present at the annual meeting of stockholders of the Company scheduled to be held at [_____________________________], on [_______], 2012 at [____] a.m./p.m. local time including any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of the Company’s common stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters not known a reasonable time prior to the Annual Meeting as may properly come before the Annual Meeting.

Unless otherwise specified in the squares or spaces provided in this proxy, this proxy will be voted for each of Mr. Choi’s nominees for director, for the ratification of the appointment of Grant Thornton LLP as the Company’s independent public accountants and against the approval of the Company’s 2012 Equity Incentive Plan. Should other matters not known a reasonable time prior to the annual meeting be brought before the Annual Meeting, the persons named as proxies will exercise their discretion to vote on such matters.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PRELIMINARY COPIES SUBJECT TO COMPLETION

TO DELIVER YOUR PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE	▼

GOLD PROXY CARD

1. Election of Directors.	☒ Please mark votes as in this example

APPROVAL OF MR. CHOI’S PROPOSAL TO ELECT DIRECTORS:

MR. CHOI RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Nominees	For All Nominees	Withhold Authority to Vote For All Nominees	For All Except the Nominees Written Below*
Ki Yong Choi

Gary Weinhouse

Michael W. Cho

Warren Hoeffler
	☐	☐	☐
Michael D. Coffee

Ajay Badlani

Note: If you do not wish for your shares to be voted “for” a particular nominee, mark the “for all except the nominee(s) written below” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

*Name of excepted Nominee(s):

Mr. Choi intends to use this proxy to vote “for” himself, Mr. Weinhouse, Dr. Cho, Dr. Hoeffler, Mr. Coffee and Mr. Badlani.

2. Approval of the Company’s proposal to ratify the appointment of Grant Thornton LLP as independent public accountants for the Company’s fiscal year ending November 30, 2012.

MR. CHOI RECOMMENDS A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP

FOR	AGAINST	ABSTAIN

☐	☐	☐

3. Approval of the Company’s 2012 Equity Incentive Plan.

MR. CHOI RECOMMENDS A VOTE “AGAINST” APPROVING THE COMPANY’S 2012 EQUITY INCENTIVE PLAN

FOR	AGAINST	ABSTAIN

☐	☐	☐

Dated:                                                                        , 2012

(Signature)

(Signature, if held jointly)

(Title*)

IF YOUR SHARES ARE HELD JOINTLY, EACH OF YOU SHOULD SIGN.

*IF YOU ARE AN EXECUTOR, ADMINISTRATOR, TRUSTEE, CORPORATE OFFICER, ETC., YOU SHOULD INDICATE THE CAPACITY IN WHICH YOU ARE SIGNING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS PROXY.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.